UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CV THERAPEUTICS, INC.

(Name of Subject Company)

CV THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Tricia Borga Suvari

Senior Vice President and General Counsel

3172 Porter Drive, Palo Alto, CA 94304

(650) 348-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan C. Mendelson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600	Barry A. Bryer Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 18, 2009 (as amended from time to time, the “Schedule 14D-9”) by CV Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Apex Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gilead, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares”) at a price of $20.00 per Share, net to the holder thereof in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2009 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraph after the last paragraph on page 38 under the heading “Rights Agreement.”:

“Expiration of the Offer.

The Offer expired at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on April 14, 2009. Based on final information provided by the depositary for the Offer, 59,380,080 Shares were validly tendered and not properly withdrawn pursuant to the Offer (including 4,625,773 Shares tendered pursuant to the Offer’s guaranteed delivery procedures), representing approximately 88% of the Shares outstanding as of the close of business on April 14, 2009. Acquisition Sub has accepted for payment all such Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer in accordance with the terms of the Offer. On April 15, 2009, Gilead issued a press release announcing the results of the Offer. A copy of the press release is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is amended and supplemented by adding the following exhibit thereto:

“(a)(11) Press Release, dated April 15, 2009, issued by Gilead Sciences, Inc. (incorporated herein by reference to Exhibit (a)(12) to the Schedule TO).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CV THERAPEUTICS, INC.

By:	/s/ TRICIA BORGA SUVARI

Name:	Tricia Borga Suvari
Title:	Senior Vice President and General Counsel

Dated: April 15, 2009

INDEX TO EXHIBITS

(a)(11) Press Release, dated April 15, 2009, issued by Gilead Sciences, Inc. (incorporated herein by reference to Exhibit (a)(12) to Amendment No. 6 to the Tender Offer Statement filed on Schedule TO by Gilead Sciences, Inc. and Apex Merger Sub, Inc. on April 15, 2009).